[Letterhead of XPLR Infrastructure, LP]

April 3, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Re:	XPLR Infrastructure, LP

Registration Statement on Form S-3 (Registration No. 333-294702)

Ladies & Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, XPLR Infrastructure, LP hereby requests acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-294702) so that the Registration Statement becomes effective at 3:00 P.M., Eastern Time, on April 7, 2026, or as soon as practicable thereafter.

XPLR INFRASTRUCTURE, LP

By:	/s/ David Flechner
Name:	David Flechner
Title:	General Counsel and Corporate Secretary

c:	Anuja Majmudar